AGREEMENT

     This Agreement (“Agreement”) is made and entered into as of the 25th of April 2004, between Sanofi-Synthelabo, a French societe anonyme (“Sanofi-Synthelabo”) and Aventis, a French societe anonyme (“Aventis”), for the purpose of setting forth certain binding agreements in connection with the pending offers in France (the “French Offer”), Germany (the “German Offer”) and the United States (the “U.S. Offer” and together with the French Offer and the German Offer collectively, the “Offers”) to acquire all of the outstanding Aventis ordinary shares, including those represented by Aventis American depositary shares (the “ADSs”).

     1. Revised Offers. On April 26, 2004, Sanofi-Synthelabo shall issue a press release (the “Sanofi-Synthelabo Release”) announcing that the consideration to be paid pursuant to the Offers shall be increased to (a) 0.8333 of a newly issued Sanofi-Synthelabo ordinary share and €20 in cash, without interest, for each Aventis ordinary share tendered and (b) 1.6667 newly issued Sanofi-Synthelabo ADSs and €20 in cash, without interest, for each Aventis ADS (the “Revised Offers”). The Revised Offers shall continue to have the same mix and match election features as the Offers adjusted appropriately for the increased consideration reflected in the prior sentence, with the stock portion representing 71% and the cash portion representing 29%, the all stock component representing 1.1739 newly issued Sanofi-Synthelabo ordinary shares for each Aventis ordinary share tendered, and the all cash component representing €68.93 in cash, without interest, for each Aventis ordinary share tendered. In the Revised Offers, Aventis ordinary shares and Aventis ADSs validly tendered, with dividend attached, shall be entitled to receive the Sanofi-Synthelabo dividend for 2003 (including the interim dividend). Sanofi-Synthelabo agrees that it will not decrease the “minimum tender condition” in the Revised Offers below the level set forth in the Offers or in any subsequent recommended offer, if any, and that it will not include the “antitrust condition” in the Revised Offers. As promptly as practicable, Sanofi-Synthelabo shall file the necessary documentation for the Revised Offers with the appropriate regulatory authorities.

     2. Aventis Supervisory Board Recommendation. As a condition to Sanofi-Synthelabo proceeding with the Revised Offers, the Aventis Supervisory Board has determined that the Revised Offers are in the interest of Aventis, its shareholders and employees and is recommending that all holders of Aventis ordinary shares and Aventis ADSs tender their shares and ADSs to Sanofi-Synthelabo pursuant to the Revised Offers (the “Aventis Recommendation”). Concurrently with the issuance of the Sanofi-Synthelabo Release, Aventis shall issue a press release containing the Aventis Recommendation (the “Aventis Release”). The Aventis Release shall also state that a majority of the members of the Aventis Supervisory Board have expressed their intention to tender to the Revised Offers all of their outstanding Aventis ordinary shares and Aventis ADSs. The Aventis Release shall also specify that the Supervisory Board has agreed to cancel the Aventis Annual General Meeting scheduled for 11 May 2004 for first call and, if necessary, for the second call on 19 May 2004 and reschedule the Aventis Annual General Meeting in the manner provided in Section 18 of this Agreement. As promptly as practicable, Aventis shall file the necessary documentation for the Supervisory Board’s recommendation of the Revised Offers with the appropriate regulatory authorities.

     3. Company Name. Sanofi-Synthelabo agrees that immediately following the successful completion of the Revised Offers and subject to the approval of the Sanofi-Synthelabo shareholders at a duly called general meeting (which it will use all reasonable efforts to call as soon as possible, but in any case the general meeting will take place prior to the consummation of the Revised Offers), it will change its company name to “Sanofi-

Aventis”. The worldwide working languages of the combined enterprise after the completion of the Revised Offers shall be French and English.

     4. Board of Directors; Committees. Immediately following the successful completion of the Revised Offers and subject to the approval of the Sanofi-Synthelabo shareholders at a duly called general meeting (which it will use all reasonable efforts to call as soon as possible), Sanofi-Synthelabo shall restructure its Board of Directors (conseil d’administration) to consist of 17 persons as follows: (a) eight (8) persons selected by the Aventis Supervisory Board (the “Aventis Directors”); (b) eight (8) persons selected by the Sanofi-Synthelabo Board of Directors (the “Sanofi-Synthelabo Directors”); and (c) the Chairman and Chief Executive Officer (Président-Directeur General) who shall be Jean François Dehecq. The Vice Chairman of the Board shall be a German Aventis Director. In addition, the Board of Directors shall include employee representatives as non-voting members, and will consider further representation, if any. Immediately following the successful completion of the Revised Offers and subject to the approval of the Sanofi-Synthelabo shareholders at a duly called general meeting (which it will use all reasonable efforts to call as soon as possible, but in any case the general meeting will take place prior to the consummation of the Revised Offers), Sanofi-Synthelabo shall provide for the tenure for members of the Board of Directors to be four years. After the successful completion of the Revised Offers and subject to the requirements of applicable law and stock exchanges and with the aim to comply with the best corporate governance practices, the Audit, Remuneration and Nominating, and Scientific Committees of the Sanofi-Synthelabo Board of Directors shall consist of an equal number of Aventis Directors and Sanofi-Synthelabo Directors. In addition, the Board of Directors shall form a Strategic Committee which shall consist of an equal number of Aventis Directors and Sanofi-Synthelabo Directors. Sanofi-Synthelabo Directors will be president of two of the foregoing Board of Director committees and Aventis Directors will be president of the other two foregoing Board of Director committees.

     5. Integration Committee. As promptly as practicable, an Integration Committee, with an equal number of managers selected from Aventis and Sanofi-Synthelabo, plus Mr. Dehecq as chairman, shall be formed to oversee the integration of the two companies’ operations. The selection of the managers of the combined company shall be based upon criteria to discern the “best of the best” for the conduct of the ongoing operations of the combined enterprise.

     6. Comité de Direction. Following the successful completion of the Revised Offers, the Comité de Direction shall be established with an equal number of persons selected from Aventis and Sanofi-Synthelabo, plus Mr. Dehecq as chairman. The Comité de Direction shall include the key officers and managers from the combined enterprise.

     7. Termination Packages; Severance Policies. Sanofi-Synthelabo covenants and agrees that for a period of 18 months following the successful completion of the Revised Offers, it will permit the Aventis employees who are members of the Aventis Management Board and/or the Aventis Operations Management Committee (a total of 12 persons, not including Mr. Igor Landau) whose employment is terminated (other than for willful misconduct (faute lourde) but including if they decide to leave for professional dissatisfaction) to receive the compensation specified in their existing written termination packages and Sanofi-Synthelabo agrees that it will not challenge the termination packages. Aventis represents that, to its best knowledge, such termination packages have been approved generally in accordance with applicable law. Sanofi-Synthelabo covenants and agrees that for a period of 12 months following the completion of the Revised Offers, it will maintain in place for Aventis employees the country-by-country severance polices that exist on the date of this Agreement, subject to any such changes that may be required under applicable law.

     8. Stock Option Liquidity Contracts. Aventis Stock Options shall receive the treatment indicated in Schedule 1 to this Agreement.

     9. Statements by Sanofi-Synthelabo Shareholders. Total and L’Oreal have confirmed the following statements: “Total confirms that its strategy to divest over the medium term is unchanged and that there is no urgency to divest.” and “L’Oreal is going to maintain its shareholding in the combined company.” Sanofi-Synthelabo has been advised by Total and L’Oreal that, subject to the execution of this Agreement, they will vote in favor of the required share increase for Sanofi-Synthelabo as well as in favor of the other matters contemplated in Sections 3 and 4 of this Agreement.

     10. Plavix® Disclosure. Sanofi-Synthelabo represents that the disclosure in its Registration Statement on Form F-4, as amended (including the documents incorporated by reference therein), regarding the litigation involving Plavix® (including its probability for success and the validity of the Plavix® patent estate) is true and correct in all material respects and there are no material omissions from such disclosure that make such disclosure misleading in any material respect.

     11. Warrants for German Aventis Employees. At the request of Aventis, Sanofi-Synthelabo will, as part of the Revised Offers, offer to acquire the outstanding warrants for German Aventis employees for reasonable and equitable consideration in view of the warrants’ terms and the terms of the Revised Offer.

     12. Franco-German Heritage; Frankfurt Operations. Sanofi-Synthelabo recognizes and values the Franco-German origin of Aventis that is strongly ingrained in its culture. This rich heritage will provide the combined enterprise with a stronger and wider European presence while expanding the international breadth of the combined enterprise in the United States, Japan and other Asian markets. The Board of Directors of the combined enterprise will include German representation. Sanofi-Synthelabo considers that the Aventis factory and research facility located in Frankfurt, Germany are key assets that will play an important role in the future of the combined enterprise. As a consequence, Sanofi-Synthelabo will maintain for the foreseeable future these operations and facilities.

     13. Conduct of Business. From the date of this Agreement through the final expiration date of the Revised Offers, each of Aventis and Sanofi-Synthelabo will, and will cause each of its subsidiaries to, conduct its operations only in the ordinary and usual course of business consistent with past practice and will use its reasonable efforts, and will cause each of its subsidiaries to use its reasonable efforts, to preserve intact the business organization of the company and each of its subsidiaries, to keep available the services of its and their present officers and key employees, and to preserve the good will of those having business relationships with it, including, without limitation, maintaining satisfactory relationships with licensors, suppliers, distributors, customers and others having business relationships with the company. Notwithstanding the foregoing, Sanofi-Synthelabo shall be permitted to engage in negotiations and execute and perform agreements related to the disposition of assets of Sanofi-Synthelabo and/or Aventis in order to obtain or comply with any regulatory approvals required in connection with the Revised Offers.

     14. Cooperation. Each of Aventis and Sanofi-Synthelabo shall, and shall cause each of its subsidiaries to, cooperate and use all of their respective reasonable efforts to take, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this

Agreement, including but not limited to cooperation in the preparation and filing of the documents relating to the Revised Offers, any required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or other foreign filings and any amendments to any thereof.

     15. No Solicitation. Except to the extent required by the Autorité des Marchés Financiers, neither Aventis, nor any officers, directors, employees, affiliates, agents or representatives of Aventis will, directly or indirectly, solicit, initiate or encourage the submission of any proposal or offer, enter into or continue any discussions or negotiations, or provide any information, in each case relating to any (a) tender offer, exchange offer, merger, consolidation or other business combination involving any material part of Aventis or any of its subsidiaries, (b) restructuring, recapitalization or liquidation of Aventis or any of its subsidiaries, or (c) acquisition or disposition of any material assets of Aventis or any of its subsidiaries or any of their respective securities. Aventis will immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement (other than with Sanofi-Synthelabo) with respect to any of the foregoing and shall not waive or amend any provision of any confidentiality agreement that shall have been entered into with any person. In the circumstance where a third party files an offer, or makes an approach or publicly discloses its interest in acquiring Aventis, Aventis and Sanofi agree that they will cooperate to determine the best conduct and most appropriate response for dealing with the competing bidder, all in accordance with applicable law.

     16. No-Third Party Beneficiaries. Except for the matters set forth in Sections 7 and 8 of this Agreement, this Agreement is solely for the benefit of Aventis and Sanofi-Synthelabo and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim of liability or reimbursement, cause of action or other right.

     17. Agreement to Withdraw Litigation. Aventis hereby agrees to withdraw with prejudice all claims currently pending against Sanofi-Synthelabo (including against any of its officers, directors, shareholders or advisors) and/or the Autorité des Marchés Financiers in connection with the Offers and dismiss as soon as practicable the pending actions in (i) the Paris Court of Appeals against the decisions of the Autorité des Marchés Financiers, (ii) the United States District Court for the District of New Jersey against Sanofi-Synthelabo, and (iii) any other court or before any other regulatory or administrative agency or tribunal or in any other proceedings in connection with the Offers and the transactions contemplated by the Offers. Aventis agrees that it will not contest the decision of the Autorité des Marchés Financiers issued on 23 April 2004 regarding the Plavix® BSAs.

     18. Agreement to Cancel and Reschedule Aventis Annual General Meeting. Aventis agrees to cancel its Annual General Meeting. In this connection, Aventis will reschedule its Annual General Meeting on the agenda published for the meeting that has been called for 11 May 2004 except that it shall not include any resolutions comparable to resolutions number 10 (limitations of voting rights) and 11 (Plavix® BSAs) and undertakes that the Aventis Supervisory Board shall recommend that shareholders vote against any similar resolution proposed by any of its shareholders or any other resolution that is likely to negatively impact the consummation of the Revised Offers.

     19. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of France without giving effect to the principles of conflict of law. Any and all disputes arising out of or in connection with this Agreement shall be submitted in the first instance to the exclusive jurisdiction of the Commercial Court of Paris.

     20. Confidentiality; Press Releases. Until the issuance of the Aventis Release and the Sanofi-Synthelabo Release, each of Aventis and Sanofi-Synthelabo agrees to keep the existence of this Agreement confidential. The Sanofi-Synthelabo Release and the Aventis Release shall be mutually acceptable to each of Sanofi-Synthelabo and Aventis. Sanofi-Synthelabo and Aventis will use all reasonable efforts to consult with each other prior to issuing any press releases in connection with the Revised Offers.

     21. Description of this Agreement. The documentation for the Revised Offers will include a true and correct description of the terms of this Agreement.

     IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly signed as of the date first above written.

AVENTIS

By:	/s/ Igor Landau

Name: Igor Landau Title: Chairman of the Management Board

SANOFI-SYNTHELABO

By:	/s/ Jean François Dehecq

Name: Jean François Dehecq Title: Chairman and Chief Executive Officer

Schedule 1
Liquidity for Aventis stock-options

The liquidity mechanisms described in § 1, 2 and 3 below shall be offered by Sanofi-Synthelabo in the form of a joint letter with Aventis to be dispatched by mail within 30 days of the publication of the results of the French Offer. This offer of liquidity mechanisms will remain open for acceptance until 31 March 2005.

The objective of this liquidity mechanism is to enable the Aventis stock option holders not to be affected by the Offers and to benefit from its terms once the stock options will be exercised without undue cost to the holders, Sanofi-Synthelabo and Aventis.

For the avoidance of doubt, any particular situation which would not be properly covered by the following liquidity mechanisms will be the object of a specific solution fairly determined between Aventis and Sanofi-Synthelabo.

1.	For Stock Options holders who are beneficiaries of the RPR or Hoechst purchase option plans

a) For Stock Options holders residing in the United States or in Germany or in any country where the conversion of the existing Aventis options into Sanofi-Synthelabo options does not result in a tax or social security cost for the holder and/or his employer, Aventis’ Stock Purchase Options will be converted into Sanofi-Synthelabo’s Stock Purchase Options based on the exchange ratio used for the liquidity agreement (hereunder 3), all other material terms and conditions being maintained and applicable in the relationship between Hoechst or RPR and the beneficiaries of the Stock Purchase Options.

b) For any other Stock Options holders, Sanofi-Synthelabo will offer such Stock Options holders a liquidity agreement under the terms and conditions as provided in 3 hereunder.

2.	For Stock Options holders residing in the United States or in Germany or in any country where the attribution of Sanofi-Synthelabo’s options in consideration for the cancellation of the existing Aventis’ options does not result in a tax or social security cost for the holder and/or his employer, and who are beneficiaries of the Aventis’ Stock Subscription Option Plans

Sanofi-Synthelabo will offer such Stock Option holders the opportunity to receive Sanofi-Synthelabo’s Stock Options, in consideration for the cancellation of their existing Aventis’ Stock Options. The determination of the Sanofi-Synthelabo’s Stock Options to be granted will be based on the ratio of the subsidiary exchange branch of the Offer, i.e. 1.1739 Sanofi-Synthelabo shares for each Aventis share, all the other terms and conditions of the existing Options being maintained. The number of Sanofi-Synthelabo Stock Options shall be calculated in such a manner, taking into account their strike price, as to maintain the same economic benefit for the holders.

3.	For all Stock Options holders, including those who may benefit of the offer described in §2 above as an alternative to such offer], and who are beneficiaries of the Aventis’ Stock Subscription Option Plans

Sanofi-Synthelabo will offer such Stock Option holders a liquidity agreement, the main terms and conditions of which will be the following:

•	Undertaking by Sanofi-Synthelabo to exchange the Aventis shares purchased or subscribed for pursuant to the exercise of Stock Options, whether before or after the close of the Offer, under the following terms :

(i)	the exchange of shares shall take place only in the case where the Aventis shares are no longer listed on the Euronext Paris, Frankfurt or New York Stock Exchange, or if Sanofi-Synthelabo owns more than 90% of Aventis outstanding ordinary shares;

(ii)	the exchange of shares shall take place (a) at the holder’s request, at any time during the “Liquidity Period”. The Liquidity Period shall be the period during which the holder is entitled to exercise his Options under the terms of the relevant options scheme, but starting, as the case may be, at the end of the period when the exercise of the liquidity agreement will not create any negative tax or social charges for a company of the Sanofi Synthelabo group (the “Restricted Period”), plus any additional waiting period required by law to get the full tax benefit[1] (such Liquidity Period being adjusted, for Option Shares funded from employees saving plans (PEE), as corresponding to a period of six month following the expiry of the specific tax and social security holding period applicable to PEE) or (b) at the latest, by the expiry of the Liquidity Period ;

(iii)	the exchange ratio of Aventis shares to Sanofi-Synthelabo shares will be on the exchange ratio of the subsidiary exchange branch of the Offer, i.e. 1.1739 Sanofi-Synthelabo shares for each Aventis share, subject to adjustment in case of any event affecting the share capital or net equity of Aventis (to the extent this adjustment is already provided for in the existing Aventis Stock Option plans, it being understood that Sanofi-Synthelabo will consider appropriate adjustments not provided for in the existing Aventis Stock Option Plans, and that such adjustments will not be less favourable than the adjustments provided for in the Sanofi-Synthelabo Stock Option Plans) or Sanofi-Synthelabo following the close of the Offer such as (but not limited to) those transactions defined by article L. 225-181 of the French Commercial Code, or a split or a distribution of assets or of an extraordinary dividend to the shareholders of Aventis or Sanofi-Synthelabo, in each case so that the economic balance of the liquidity agreement be maintained for the holders; any difficulty in applying the adjustment will be resolved by an independent expert;

1      For French option holders, this refers to a waiting period for options granted since April 27, 2000 of 2 years following the latest of (i) the expiry of the holding period of 4 years following the grant of the options and (ii) the exercise date of the option.

(iv)	for the avoidance of doubt, the beneficiaries of the liquidity agreement shall agree not to exercise their stock options during the Restricted Period.

•	Undertaking to pay fractions (rompus) of Option Shares on the same basis;

•	Undertaking to pay the equivalent of the Option Shares in cash as determined in accordance with the above principles (for an amount equal to the market price of the Sanofi-Synthelabo shares that would have been exchanged) on the same basis where the applicable regulations of the residence of the relevant Stock Option holders prohibits the delivery of Sanofi-Synthelabo shares against Aventis shares, except where such payment would be legally prohibited or would create material adverse tax or social charges for companies of the Sanofi-Synthelabo group;

•	In case of a merger of Aventis into Sanofi-Synthelabo or a company of Sanofi-Synthelabo’s group, assumption by the absorbing company of Aventis’ obligations in relation with the Options (or, as the case may be, amendment of RPR and Hoechst purchase Options plans) in such a way that the options granted by the absorbing company (or, as the case may be, by RPR or Hoechst) allow the Stock Option holders to acquire or subscribe for shares of the latter based on the merger exchange ratio.

•	In addition, the rights of the holders of Stock Options or Option Shares under the liquidity agreement will be preserved notwithstanding the merger with a company of the Sanofi-Synthelabo group, in such a way that the number of Sanofi-Synthelabo shares they will receive in exchange for their shares in the absorbing company remains equal to the number of Sanofi-Synthelabo shares they would have received if the merger had not taken place.

In the particular case of a merger of Aventis into Sanofi-Synthelabo, if the merger exchange ratio is less favorable than the ratio of the subsidiary exchange branch of the Offer, the deficiency will be compensated by an allocation of extra stock options or Sanofi-Synthelabo shares;

•	Subject to the AMF’s approval, express consent by the Stock Option holders to their Option Shares funded from employee savings plans (PEE) being excluded from the scope of a public buyout offer (OPR) followed by a compulsory squeeze out (RO) on Aventis, for those Option Shares still under the tax and social security holding period applicable to PEE at the time of the OPR-RO if applicable laws or regulations do not permit a tax neutral roll-over under the RO.